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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ALBERTA STAR DEVELOPMENT CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
013060108
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)
| |	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 013060108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David W. Tice & Associates, LLC - 66-0623243

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 750,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,250,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,250,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes 750,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percent ownership calculated based upon an aggregate of 71,915,000 shares outstanding as of December 31, 2005, as reported on Bloomberg, and assuming the exercise of the warrants to purchase 750,000 shares by the reporting person).

Page 2 of 8 Pages

CUSIP No. 013060108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prudent Bear Funds, Inc. - 39-1837741

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 3,500,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	Includes 500,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percent ownership calculated based upon an aggregate of 71,915,000 shares outstanding as of December 31, 2005, as reported on Bloomberg, and assuming the exercise of the warrants to purchase 500,000 shares by the reporting person).

Page 3 of 8 Pages

CUSIP No. 013060108

Item 1(a).	Name of Issuer:

Alberta Star Development Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200-675 West Hastings Street Vancouver, B.C., Canada V6B 1N2

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) David W. Tice & Associates, LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and (ii) Prudent Bear Funds, Inc., an investment company registered under the Investment Company Act of 1940. Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between David W. Tice &Associates, LLC and Prudent Bear Funds, Inc. that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

David W. Tice &Associates, LLC 43-46 Norre Gade, Suite 137 St. Thomas, US Virgin Islands 00802

Prudent Bear Funds, Inc. 8140 Walnut Hill Lane, Suite 300 Dallas, Texas 75231

Item 2(c).	Citizenship:

David W. Tice & Associates, LLC is a Delaware limited liability company.

Prudent Bear Funds, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

013060108

Page 4 of 8 Pages

CUSIP No. 013060108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

|X|	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

[_]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

David W. Tice & Associates, LLC

(a)	Amount Beneficially Owned: 4,250,000 *

(b)	Percent of Class: 5.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 750,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 4,250,000

(iv)	shared power to dispose or to direct the disposition of: -0-

*	David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. share beneficial ownership over the same 3,500,000 shares.

Page 5 of 8 Pages

CUSIP No. 013060108

Prudent Bear Funds, Inc.

(a)	Amount Beneficially Owned: 3,500,000 *

(b)	Percent of Class: 4.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 3,500,000

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. share beneficial ownership over the same 3,500,000 shares.

Page 6 of 8 Pages

CUSIP No. 013060108

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2006

DAVID W. TICE & ASSOCIATES, LLC
By: /s/ David W. Tice
David W. Tice, President
PRUDENT BEAR FUNDS, INC.
By: /s/ David W. Tice
David W. Tice, President

Page 7 of 8 Pages

CUSIP No. 013060108

EXHIBIT 1

        AGREEMENT dated as of February 2, 2006 by and among David W. Tice & Associates, LLC, a Delaware limited liability company, and Prudent Bear Funds, Inc., a Maryland corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Both David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Alberta Star Development Corp., and hereby further agree that said Statement shall be filed on behalf of both David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Alberta Star Development Corp.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

DAVID W. TICE & ASSOCIATES, LLC
By: /s/ David W. Tice
David W. Tice, President
PRUDENT BEAR FUNDS, INC.
By: /s/ David W. Tice
David W. Tice, President

Page 8 of 8 Pages